Morgan

RECEIVED

2007 APR 25 A 10:

The Morgan Crucible Company plc

20th April 2007

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Quadrant, 55-57 High Street,
Windsor, Berkshire SL4 1LP
Telephone: 01753 837000
Telefax: 01753 850872
www.morgancrucible.com

07022917

Office of International C
Division of Corporation
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

PROCESSED
APR 30 2007
THOMSON
FINANCIAL

Paul Andrew Boulton
Company Secretary

Enclosure

dlw 4/26

Regulatory Announcement

Go to market news section

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Result of AGM
Released	14:20 20-Apr-07
Number	2633V

RNS Number:2633V
Morgan Crucible Co PLC
20 April 2007

RREV COMPANY VOTING RESULTS TEMPLATE

Company Name:	The Morgan Crucible Compa
Meeting Date:	20th April 2007
Number of cards (shareholders) at meeting date:	20
Issued share capital at meeting date:	287,060,142
Number of votes per share:	1
Meeting type AGM/EGM:	AGM

Resolution (No. as noted on proxy form)	Shares For Discre
1. To receive the Report of the Directors and the Accounts for the year ended 4th January 2007.	172,602,234
2. To approve the Remuneration Committee report, as set out in the Report and Accounts for the year ended 4th January 2007.	111,385,701
3. To declare a Final Dividend at the rate of 3.0p per share on the ordinary share capital of the Company for the year ended 4th January 2007 payable on 6th July 2007 to shareholders on the register at the close of business on 1st June 2007.	172,614,185
4. To elect Mr. Tim Stevenson as a Director.	172,553,228
5. To elect Mr. Kevin Dangerfield as a Director.	167,860,348
6. To re-elect Mr. Joe MacHale as a Director.	171,148,258
7. To reappoint KPMG Audit Plc as auditors of the Company until the conclusion of the next general meeting at which accounts are laid before the members and authorise the Directors to determine their remuneration.	167,650,643
8. 'THAT the authority conferred on the Directors of the Company by Article 8(3) of the Company's Articles of Association be renewed for the period expiring 15	172,512,542

months after the date of passing this resolution or until the next Annual General Meeting, whichever shall first occur, and for that period the ''section 80 amount'' is £24,067,095 representing approximately one third of the issued ordinary share capital of the Company'.	
9. 'THAT the Company may send or supply documents or information to members by making them available on a website for the purposes of paragraph 10.2 of schedule 5 to the Companies Act 2006 and otherwise and use electronic means (within the meaning of the Disclosure Rules and Transparency Rules Source Book published by the Financial Services Authority) to communicate with members'.	172,425,704
10. 'THAT subject to the passing of resolution 8 the authority conferred on the Directors of the Company by Article 8(4) of the Company's Articles of Association be renewed for the period expiring 15 months after the date of passing this resolution or on the date of the next Annual General Meeting, whichever shall first occur, and for that period the ''section 89 amount'' is £ 3,610,064 representing just less than 5 per cent of the issued ordinary share capital of the Company'.	172,443,991
11. 'THAT the Directors of the Company be and they are hereby generally and unconditionally authorised for the purpose of Section 163 of the Companies Act 1985 (the 'Act') to make one or more market purchases (within the meaning of Section 163(3) of the Act) of ordinary shares of 25p each in the issued share capital of the Company ('Ordinary Shares') provided that: (a) the maximum aggregate number of Ordinary Shares authorised to be purchased is 28,880,514 representing just less than 10 per cent of the issued ordinary share capital of the Company; (b) the minimum price which may be paid for an Ordinary Share (exclusive of expenses) is 25p; (c) the maximum price which may be paid for an Ordinary share (exclusive of expenses) is an amount equal to 105 per cent of the average of the middle market quotations for an Ordinary Share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the purchase is made; (d) unless previously renewed, varied or revoked this authority shall expire 15 months from the date of the passing of this resolution or at the conclusion of the next Annual General Meeting (whichever is the sooner); and (e) the Company may make a contract to purchase Ordinary Shares under this authority which will or may be executed wholly or partly after the expiry of this authority and may make a purchase of Ordinary Shares in pursuance of such a contract.'	172,482,975

END

[Close]

END